Exhibit 4.1

TRANSLATION FOR INFORMATION PURPOSES ONLY

To all the Banks under the Phase IA Credit Agreement

20 September 2004

Ladies and Gentlemen:

We refer to the Memorandum of Agreement (“MOA”) signed by The Walt Disney Company, Euro Disney SCA, Caisse des Dépôts et Consignations (“CDC”) and approved by the Steering Committee on 8 June, 2004. Terms defined in the MOA have the same meanings when used in this letter.

Based on information provided to us by the Agents, we understand that the MOA was approved by less than all of the Creditors as of July 31, 2004.

I.                                         Amended MOA

For the purpose of seeking approval of the MOA as amended in accordance with paragraphs (a) through g) below (the “Amended MOA”) by 27 September 2004 and thereafter implementing the Amended MOA as promptly as practicable, we hereby offer (the “Offer”) to each Creditor, such Offer expiring at 6:00 pm (Paris time) on 27 September 2004, to amend the terms of the MOA as follows:

(a)                                 Clause 3.7 of the MOA shall be amended to provide with effect from the Effective Date (subject to the proviso at the end of this paragraph a)) that (i) the interest rate payable pursuant to the Phase IA Credit Facility Agreement, the Phase IB Credit Facility Agreement and Tranche C of the Phase IB Advances will be increased as set forth in Exhibit 1 hereto and that (ii) the interest rate applicable to a € 48,300,000 principal amount due under the CDC Ordinary Loans and CDC Participatifs Loans will be increased as set forth in Exhibit 1 hereto; provided that interest accrued from the Effective Date at the increased interest rates shall be paid for the first time on the fifth day following the Share Capital Increase Date and thereafter on each interest payment date;

(b)                                Clause 3.7 of the MOA shall be amended to provide that the final repayment date under the Phase IB Credit Facility Agreement and Tranche C of Phase IB Advances shall be 5 November 2012;

(c)                                 the second paragraph of Clause 7.1.1 of the MOA shall be amended by the substitution of “30 September 2004” for “the expiry of the said one month period”;

(d)                                the proviso to the third paragraph of Clause 7.1.1 of the MOA shall be amended as follows: “provided that the amount outstanding thereunder shall at no time fall below € 120 million and shall be reduced to € 110 million as at the Effective Date, the € 10 million shortfall being permanently forgiven by TWDC as at the Effective Date.”;

(e)                                 Clause 7.4 of the MOA shall be amended by the substitution of “1 December 2004” for “1 November 2004”;

(f)                                    other provisions of the MOA shall be amended as set forth in Exhibit 1 hereto; and

(g)                                the definition of “Effective Date” contained in the MOA shall be amended by the substitution of “1 December 2004” for “1 November 2004” in the last paragraph of such definition,

(each of the items (a) through g) above, an “Amendment” and, collectively, the “Amendments”).

We believe that the Amendments will enable each Creditor to accept the Offer and approve the Amended MOA on 27 September 2004 at the latest, it being understood that the Amended MOA will benefit to all Creditors, including those which had already voted positively on or before the date hereof. A positive vote and approval by each Creditor of the Amended MOA will evidence its irrevocable and unconditional acceptance of the Offer and agreement to be bound by the Amended MOA and its implementation in accordance with its terms.

II.                                     Implementation of the Amended MOA

For the purpose of avoiding the occurrence of a Potential Event of Default or of an Event of Default, the acceptance of the Offer and approval of the Amended MOA by all the Creditors will automatically entail their agreement to an extension of the duration of the Waiver referred to in the waiver request that we sent you on 17 October 2003 until 1 December 2004 (the “Extension”) and a waiver of the right to invoke against the Borrowers any Event of Default or Potential Event of Default due to :

(i)                                     non compliance by the Borrowers with their financial undertakings under the Covenants (as defined in the Common Agreement) in respect of the Financial Year 2004;

(ii)                                  non compliance by the Borrowers with the  3% covenant relating to the maximum amount to be invested by the Euro Disney Group per Fiscal Year provided for in paragraph 3.2 of clause 3 (Investments) of the Covenants insofar as the recurring and growth investments expenses for Fiscal year 2004 would possibly exceed such 3% covenant, without such excess exceeding a total maximum amount of € 6 million, as a result of the implementation of Article 5.3.2 of the MOA;  and

(iii)                               partial demolition of the Visionarium attraction undertaken by the Borrowers in connection with the development investments referred-to in Article 5.3.2 of the MOA,

such waiver being deemed to be included in the Waiver as extended by the Extension.

It is understood that the Extension will not prejudice the exercise of any of your rights under the Credit Agreement in respect of:

•                  any Potential Events of Default or Events of Default other than those described in the Waiver that have occurred or may occur, and

•                  after the expiry of the Waiver, any Events of Default or Potential Events of Default described in the Waiver.

It is also understood that in no way is the Extension to be considered in and of itself, on whatever basis, an implicit or explicit acknowledgement by the Borrowers, of the existence of an Event of Default or Potential Event of Default described in the Waiver.

III.                                 General

1.                    Undertakings (the “Undertakings”):

a)              Euro Disney SCA agrees to maintain and extend until 1st December 2004 the mission [literal translation] of KPMG under the Audit mission of the negotiation models and Long-Term Forecasts of the Euro Disney Group dated November 10, 2003, which is based on the model developed by the Agents.

b)             Euro Disney SCA undertakes to pay, on presentation of reasonably detailed documents, all reasonable fees and expenses and any value-added taxes related thereto of the legal counsels of the Agents in connection with the Amendments and the Extension.

2.                    Conditions precedent:

The effectiveness of the Amended MOA, the Extension and the Undertakings will be subject to the occurrence of the following conditions precedent:

a)              delivery to the Agents of a copy of a letter from TWDC to Euro Disney SCA whereby TWDC formally agrees to the Amendments; and

b)             unanimous acceptance of the Offer by all the Creditors (all of the Phase IA Banks, Phase IA Partners, Phase IB Banks, Phase IB Lenders and CDC); and

c)              an extension given by the CDC and under the Phase IB Advances Agreement and the Phase IB Credit Facility Agreement under terms and conditions similar to the Extension.

3.                    Termination events:

The Extension may be terminated, if the Agent deems it fit, if one of the following occurs before the expiry of the Extension in accordance with paragraph 4 below:

a)                                     any payment of royalties due to The Walt Disney Company (Netherlands) B.V. or of the Management Fee for the fiscal years 2003 or 2004;

b)                                    any repayment under the Standby Revolving Credit Facility which has the effect of bringing the outstanding amount of the Standby Revolving Credit Facility below € 120 million before the Effective Date; and

c)                                     the total amount of the Guarantee Deposits is not maintained at the level contemplated by Article 7.1.2 of the MOA.

4.                    Duration

Subject to the occurrence of one or more of the termination events set forth in paragraph 3 above, the Extension shall be in effect through 1 December 2004.

5.                    Representations and Warranties:

(A)                               Euro Disney SCA represents and warrants to the Banks, who will decide on such basis:

a)                                     that it has full capacity to sign this letter and that its undertakings hereunder are valid undertakings enforceable against it in accordance with their terms;

b)                                    that such undertakings are not, in any material respect, contrary to the laws and regulations applicable to it, or provisions of its bylaws, or any provision in an agreement with which it must comply;

c)                                     that, subject to any Potential Events of Default or Event of Default subject to the Waiver or as expressly referred to herein , to its knowledge, there is no other Potential Event of Default or Event of Default, that the Borrowers are not in default under the other Bank Debt Agreements and that Euro Disney SCA is not aware of any event which may result in such a default.

(B)                                Each Bank voting in favor of the Amended MOA will be deemed to have represented and warranted to Euro Disney SCA that it has not identified, at the date of its vote, an event or circumstance that is or may be a Potential Event of Default or an Event of Default, other than those mentioned in the Waiver.

6.                     No Novation

The provisions of this letter do not modify the provisions of the Bank Debt Agreements or of the loan agreements from the CDC relating to the second park.

It is incumbent upon your Agent to organize and receive your vote in accordance with the provisions of the relevant Bank Debt Agreement.

Very truly yours,

Jeffrey R. Speed Senior Vice President and Chief Financial Officer of Euro Disney SAS, Gérant of Euro Disney SCA

Exhibit 1

ECONOMIC TERMS

Interest:	Margin over Euribor shall be increased to 300 bps on the Phase IA Credit Facility Agreement, the Phase IB Credit Facility Agreement and Tranche C of the IB Partners’ Advances

Interest rates applicable to principal amount of € 48.3 m due on CDC ordinary and participatif loans shall be increased by 200 bps [as per the attached schedule].

Call Protection:

From January 1, 2005 until December 31, 2007, prepayment under the Phase IA Credit Facility Agreement, the Phase IB Credit Facility Agreement and Tranche C of the IB Partners’ Advances can be made, in whole only, at the following percentages of the then outstanding principal:

From January 1, 2005 until December 31, 2005: 103%;

From January 1, 2006 until December 31, 2006: 102%; and

From January 1, 2007 until December 31, 2007: 101%.

Standby Revolving Credit Facility:

as of the Effective Date, €10 m principal amount will be permanently forgiven under the Standby Revolving Credit Facility (it being understood that this will not affect references to the amount of €110m, which will remain unchanged in Article 3.5 of the MOA relating to the Standby Revolving Credit Facility).

CDC 2nd gate loan interest:	CDC 2nd gate loan interest in the amount of €2.5 m per year from Financial Year 2005 to Financial Year 2012 will be permanently forgiven.

OTHER TERMS

Clause 7.8 of MOA	“In the event of the Share Capital Increase Realisation and with effect from the Share Capital Increase Date:

In consideration of TWDC’s participation in the Euro Disney Group’s financial restructuring, each of the Creditors hereby waives all rights, claims, or causes of action which it may now or hereafter have against TWDC or any of its officers, directors or employees by reason of any act or omission prior to the Signature Date in respect of Euro Disneyland in France (as defined in the Master Agreement), except where such right, claim or cause of action arises out of (a) a willful or fraudulent misrepresentation or (b) faute lourde (gross negligence) or (c) activities constituting a délit or a crime under French law, of TWDC or of the relevant officer, director or employee; and

Each of the Creditors acknowledges and agrees that neither TWDC nor any of its officers, directors or employees is or will be considered, by reason of participating in any transaction comprised in the Euro Disney Group’s financial restructuring, to be a guarantor of or surety for Euro Disney under the Bank Debt Agreements. This paragraph shall not be interpreted as a limitation of the terms and provisions of the previous paragraph.”

Restructuring Fee	Article 7.2.1 of the MOA shall be amended by the substitution of “1%” for “0.80%”, “0.25% for “0.20%” and “0.75%” for “0.60%”.

Increased Security

The Company will endeavor to provide additional security in the form of an extension of the existing mortgage security on the ACP assets until 2012, provided, however, that this effort does not result in any additional cost exceeding €100,000 (e.g. registration duties, notary fees, etc.).